Exhibit 1

MTS Announces Third Quarter 2015 Financial Results

-	Video Advertising Division: Investment in Technology that Incorporates Big Data Analysis and Leading-Edge RTB (Real Time Bidding) Solution –
-	Telecommunications Division: Stable Performance, Revenue Increase From Completion of Large Project –

Ra’anana, Israel / River Edge, NJ, USA – November 5, 2015 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a provider of online video advertising and telecommunications expense management/billing solutions and services, today announced its financial results for the third quarter and first nine months of 2015.

Vexigo Acquisition: MTS’s third quarter results consolidate the results of Vexigo, which was acquired on April 1, 2015.The Company’s nine-month results consolidate Vexigo’s second and third quarter results. According to the rules of business combination accounting, the total purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based on a Purchase Price Allocation (“PPA”) study. As a result, the Company’s consolidated intangible assets were significantly affected, as well as shareholders equity and the accounting for other payments due to Vexigo's former shareholders.

Q3 Results: MTS’s revenues for the third quarter of 2015 totaled $3.8 million compared with $1.8 million for the third quarter of 2014. Net loss for the quarter was $405,000, or $0.05 per diluted share, compared with a net loss of $458,000, or $0.10 per diluted share, for the third quarter of 2014. On a non-GAAP basis (as described and reconciled below), net loss for the quarter was $163,000, or $0.02 per diluted share, compared with a net loss of $387,000, or $0.08 per diluted share, for the third quarter of 2014.

Nine-Month Results: Revenues for the first nine months of 2015 totaled $10.5 million compared with $5.3 million for the first nine months of 2014. Net loss for the period was $880,000, or $0.13 per diluted share, compared with a net loss of $1.1 million, or $0.23 per diluted share, for the first nine months of 2014. On a non-GAAP basis (as described and reconciled below), net income for the period totaled $132,000, or $0.02 per diluted share, compared with a net loss of $872,000, or $0.19 per diluted share, for the first nine months of 2014.

Accounting Policies for Video Advertising Revenues and Cost of Revenues: According to standard industry accounting policies, the Company accounts for part of its Video Advertising revenues and cost of revenues that derive from third-party arrangements on a net basis. If these revenues had been presented on a gross basis, Video Advertising revenues and cost of revenues in 2015 would have increased by $699,000 in the third quarter and by $1.0 million during the nine months period, while gross profit would have remained unchanged.

Postponement of Installment Payments pursuant to the Vexigo Transaction: As previously announced, the former direct and indirect shareholders of Vexigo and current shareholders of MTS agreed to an extension of the payment schedule for the consideration payable to them in order to improve the Company’s working capital.

Comments of Management: Commenting on the results, Mr. Lior Salansky, CEO of MTS, said, “During the third quarter, we continued to progress with our plan to establish Vexigo as a leading player in the Video Advertising space, while also delivering strong revenues from our TEM and Billing business. Since acquiring Vexigo at the beginning of Q2, we have been investing in advertising technology that incorporates Big Data analytics into Vexigo’s cutting-edge Real-Time Bidding (RTB) Optimization technology, creating a differentiated service that we plan to roll out early in 2016. While Video Advertising revenues were weak in July and August, they strengthened significantly in September and October. We expect to benefit from the market’s winter-holiday strength and future growth potential. In parallel, our TEM and Billing division delivered a good quarter based on the continued stability of our TEM sales, increased by a large end-of-project delivery. We continue to shift clients to the cloud with multi-year service contracts, in line with our strategy to further enhance the division’s visibility and predictability,” concluded Mr. Salansky.

Non-GAAP Financial Measures:

This release includes non-GAAP net income and basic and diluted earnings per share. These non-GAAP measures exclude the following items:

•	M&A expenses related to the acquisition of Vexigo

•	Amortization of purchased intangible assets (net of tax affect)

•	Stock based compensation expenses

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and Billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s Telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,409	$4,864
Restricted cash	215	648
Restricted marketable securities	123	136
Trade receivables, net	2,861	579
Other accounts receivable and prepaid expenses	438	75

Total current assets	8,046	6,302

LONG-TERM ASSETS:
Severance pay fund	652	604

PROPERTY AND EQUIPMENT, NET	173	118

OTHER INTANGIBLE ASSETS AND GOODWILL	19,218	3,868

Total assets	$28,089	$10,892

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,220	$254
Accrued expenses and other liabilities (*)	6,884	2,252
Deferred revenues	1,925	1,706
Deferred tax	101	-
Liabilities of discontinued operations	189	282

Total current liabilities	11,319	4,494

LONG-TERM LIABILITIES
Accrued severance pay	776	712
Other liabilities (**)	5,590	-
Deferred tax liability	460	54

Total long-term liabilities	6,826	766

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	22	13
Additional paid-in capital	25,580	20,400
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(5)	(8)
Accumulated deficit	(15,624)	(14,744)

Total shareholders' equity	9,944	5,632

Total liabilities and shareholders' equity	$28,089	$10,892

(*) Including $4,406 of contingent earn-out payments and amounts owed to Vexigo’s former shareholders as part of Vexigo acquisition.

(**) Including $5,508 of contingent long term earn-out payments to Vexigo’s former shareholders.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
Revenues:
Telecom Services	$4,599	$4,257	$1,917	$1,409
Telecom Product sales	1,185	1,080	305	401
Video Advertising (1)	4,692	-	1,604	-

Total revenues	10,476	5,337	3,826	1,810

Cost of revenues:
Telecom Services	2,283	1,825	1,083	620
Telecom Product sales	468	395	209	83
Video Advertising (1)	3,096	-	1,200	-

Total cost of revenues	5,847	2,220	2,492	703

Gross profit	4,629	3,117	1,334	1,107

Operating expenses:
Research and development	1,271	1,090	507	440
Selling and marketing	1,619	1,356	555	413
General and administrative	2,693	1,705	757	684

Total operating expenses	5,583	4,151	1,819	1,537

Operating loss	(954)	(1,034)	(485)	(430)
Financial income (expenses), net	21	(46)	(30)	(40)

Loss before taxes on income	(933)	(1,080)	(515)	(470)
Income tax expense (benefit), net	40	9	(59)	2

Net loss from continuing operations	(973)	(1,089)	(456)	(472)
Net income from discontinued operations	93	14	51	14

Net loss	$(880)	$(1,075)	$(405)	$(458)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.13)	$(0.23)	$(0.05)	$(0.10)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	6,906,838	4,670,336	8,043,290	4,667,235

(1)	A portion of Video Advertising revenues and their associated cost of revenues for the three and nine months periods ended September 30, 2015 are presented on a net basis, based on current arrangement with certain publishers. If such revenues and cost of revenues were presented on a gross basis this would increase both Video Advertising revenues and cost of revenues by $699 in the third quarter and $1,004 during the nine months periods ended September 30, 2015, with no change to gross profit.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2015	2014	2015	2014
GAAP Net loss	(880)	(1,075)	(405)	(458)
M&A expenses related to the acquisition of Vexigo Ltd	424	-	-	-
Stock-based compensation expenses	123	71	51	27
Intangible assets amortization	465	132	191	44

Non-GAAP Net income ( loss )	$132	$(872)	$(163)	$(387)

Net Loss per share:

GAAP diluted net loss per Ordinary share	$(0.13)	$(0.23)	$(0.05)	$(0.10)

Non-GAAP diluted net income (loss) per Ordinary share	$0.02	$(0.19)	$(0.02)	$(0.08)

Weighted average number of Ordinary shares used in computing Non-GAAP diluted net income (loss) per share	6,960,738	4,670,336	8,043,290	4,667,235